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                             September 26, 2023

       Martin Kay
       Chief Executive Officer
       Netcapital Inc.
       1 Lincoln Street
       Boston, MA 02111

                                                        Re: Netcapital Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed September 11,
2023
                                                            File No. 333-273158

       Dear Martin Kay:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 23, 2023 letter.

       Amendment No. 2 to Form S-1 filed September 11, 2023

       Proposed ATS Relationship, page 38

   1. Revise your disclosure to clearly address the following issues related to your involvement in the secondary
trading market that you intend to make available to your CF Portal
                                                        Investors who have
purchased securities through your funding portal:

                                                              State whether
NetCapital or its employees will perform any matching of trades, or will have any
visibility into the actions by NetCapital CF Portal Investors in accessing and
completing trades on the ATS.
                                                              State whether
NetCapital CF Portal Investors will pay fees to either Templum or
                                                            NetCapital to
access the system, or to complete a trade. To the extent that NetCapital
 Martin Kay
Netcapital Inc.
September 26, 2023
Page 2
           CF Portal Investors will pay fees to Templum to list or trade their securities in the secondary market, clarify if NetCapital will receive a portion of any fees collected by
           Templum.
2. Revise this section to clearly explain the relationship between Templum and NetCapital, and the relationship between NetCapital CF Portal Investors and Templum. Revise to
       state whether NetCapital or its CF Portal Investors have the ability to perform tasks identified in your license with Templum. For instance, clarify whether NetCapital or the
       NetCapital CF Portal Investors have the ability to undertake the actions/access the information in the Secondary Trading - Continuous Market portion of the Technology
       Services Outline and Descriptions (Schedule IV of the Templum License) as included as
       Exhibit 10.1 to your 8-K filed on January 6, 2023.
3. Revise to state whether the use of the Templum ATS to facilitate trades in securities of
       NetCapital CF Portal Investors is limited to securities acquired through purchases from your CF Portal.
4. State whether NetCapital will have any obligation to conduct know your customer, or other compliance efforts for your CF Portal Investors in order for those investors to use the Templum ATS.
Transactions with Related Parties, page 56

5. We note your disclosure to our prior comment 13 and re-issue. In particular, we note that you have not identified the director of one of your subsidiaries who received 200 thousand shares. Refer to Section 229.404(a) of Regulation S-K.
6. Revise the disclosure to state the interest rate on the note receivable from Deuce Drone
       LLC, and state whether the notes are performing under their terms. Provide similar information on the notes that you owe to Mr. Geary. See Item 404 of Regulation S-K.
        Please contact Madeleine Mateo at 202-551-3465 or Christian Windsor, Legal Branch
Chief, at 202-551-3419 with any questions.



                                                             Sincerely,
FirstName LastNameMartin Kay
                                                             Division of
Corporation Finance
Comapany NameNetcapital Inc.
                                                             Office of Finance
September 26, 2023 Page 2
cc:       Gregory R. Carney, Esq.
FirstName LastName